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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

iPayment, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46262E105

(Cusip Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 46262E105			Page 2 of 4 Pages

1.	Name of Reporting Person: First Avenue Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Tennessee, USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

2

CUSIP No. 4626E105	iPayment 13G	Page 3 of 4 Pages

Item 1(a).	Name of Issuer:
iPayment, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
40 Burton Hills Boulevard, Suite 415 Nashville, Tennessee 37215

Item 2(a).	Name of Person Filing:
First Avenue Partners, L.P.

Item 2(b).	Address of Principal Business Office or, if none, Residence:
The address of the principal office of First Avenue Partners, L.P. is:
30 Burton Hills Boulevard, Suite 550 Nashville, Tennessee 37215

Item 2(c).	Citizenship:
The place of organization of First Avenue Partners, L.P. is Tennessee, USA

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:
46262E105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[	]	Broker or dealer registered under section 15 of the Act;
(b)	[	]	Bank as defined in section 3(a)(6) of the Act;
(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act;
(d)	[	]	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[	]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[	]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7);
(h)	[	]	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;
(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

CUSIP No. 4626E105	iPayment 13G	Page 4 of 4 Pages

Item 4.	Ownership:

(a)	Amount Beneficially Owned: See Item 9 of cover page.

(b)	Percent of Class: See Item 11 of cover page.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: See Item 5 of cover page.

(ii)	shared power to vote or to direct the vote: See Item 6 of cover page.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of cover page.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ x ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A

Item 8.	Identification and Classification of Members of the Group:
N/A

Item 9.	Notice of Dissolution of Group:
N/A

Item 10.	Certification:
N/A

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete, and correct.

Dated: February 2, 2005	First Avenue Partners, L.P.

By: Front Street, LLC its general partner

By:	/s/ David M.Wilds
	Name:	David M. Wilds
	Title:	Chief Manager